EXHIBIT 99.A

                             DESCRIPTION OF COMMON STOCK

     General. The authorized capital stock of Kentucky Utilities consists of 5,300,000 shares of Preferred Stock, cumulative, without par value, issuable in series, of which 600,000 shares were outstanding at December 31, 1993, 2,000,000 shares of Preference Stock, cumulative, without par value, issuable in series, and 80,000,000 shares of Common Stock, without par value of which 37,817,878 shares were outstanding (all of which were held by KU Energy) at December 31, 1993. No shares of Preference Stock are issued or outstanding.

     The following statements, unless the context otherwise indicates, are brief summaries of the substance or general effect of certain provisions of Kentucky Utilities' Restated Articles of Incorporation and resolutions and amendments establishing series of Preferred Stock (collectively, the "Articles") and of Kentucky Utilities' Mortgage Indenture, as amended, securing its first mortgage bonds (the "Indenture"). The statements make use of defined terms, are not complete and do not give effect to statutory or common law.

     Dividend Rights. The Board of Directors of Kentucky Utilities may declare dividends on the Common Stock out of any surplus or net profits of Kentucky Utilities legally available for the purpose, provided full cumulative dividends on the Preferred Stock and the Preference Stock for the current and all past quarterly dividend periods shall have been paid or declared and set apart for payment and Kentucky Utilities is not in arrears in its sinking fund obligations in respect of any shares of Preferred Stock or Preference Stock.

     Limitations on Dividends on Common Stock. The Indenture provides that, so long as certain currently outstanding series of First Mortgage Bonds are outstanding, Kentucky Utilities will not declare or pay any dividends on its Common Stock or make any other distribution on or purchase any of its Common Stock unless the amounts expended by Kentucky Utilities for maintenance and repairs and provided for depreciation subsequent to April 30, 1947, plus Kentucky Utilities' earned surplus (retained earnings) for such period and remaining after any such payment, distribution or purchase, shall aggregate not less than 15% of the gross operating revenues of Kentucky Utilities for the period. The Articles provide, in effect, that, so long as any of the Preferred Stock is outstanding, the total amount of all dividends or other distributions on Common Stock and purchases of such stock that may be paid or made during any 12-month period shall not exceed (a) 75% of the "net income available for dividends on common stock" if the ratio of "common stock equity" to "total capital" (each as defined) of Kentucky Utilities shall be 20% to 25%, or (b) 50% of such net income if such ratio shall be less than 20%. When such ratio is 25% or more, no such dividends, distributions or purchases may be paid or made which would reduce such ratio to less than 25% except to the extent permitted by clauses (a) and (b) above. As of December 31, 1993, no amount of retained earnings was restricted under the Indenture or Articles.

     Voting Rights. Each share of Common Stock is entitled to one vote on each matter voted on at stockholders' meetings, except as otherwise provided in the Articles, and to cumulative voting rights in the election of directors. Shares of Preferred Stock and Preference Stock are not entitled to vote for the election of directors or in respect of any other

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     matters,  except as  expressly  provided  in the  Articles  or  as may  be
     required by  law.   The Articles  give to holders  of Preferred  Stock and
     Preference Stock certain special voting  rights designed to protect  their
     interest  with respect  to specified  corporate action.   In  addition, in
     certain events relating to dividends in default on Preferred Stock, holders of Preferred Stock as a class are entitled to elect a majority of the full Board of Directors; and in certain events relating to dividends in default on the Preference Stock, holders of Preference Stock as a class are entitled to elect two directors.

     Liquidation Rights. Upon the liquidation or dissolution of Kentucky Utilities, the holders of Preferred Stock and the Preference Stock are entitled to be paid designated amounts out of the net assets of Kentucky Utilities in preference to the Common Stock. After such payment to holders of Preferred Stock and Preference Stock, the remaining assets and profits shall be distributed to the holders of Common Stock.

     Board of Directors. Kentucky Utilities' Bylaws provide for a Board of Directors comprised of from nine to eleven members as determined from time to time by the Board. The Board currently has ten members. Kentucky Utilities' Articles provide for the classification of the Board of Directors into groups with directors being elected for three-year terms subject to certain rights of holders of Preferred Stock and Preference Stock to elect directors.

     Preemptive  Rights.    Holders  of  Kentucky  Utilities'  Stock   have  no
     preemptive  right  to  subscribe  for  stock  or  securities  of  Kentucky
     Utilities.

     Call of Special Meetings. Kentucky Utilities' Articles provide that no meeting of shareholders (except for certain meetings called by holders of Preferred Stock or Preference Stock) may be called by shareholders unless called by the holders of at least 51 percent of all the votes entitled to be cast on each issue proposed to be considered at the special meeting.

     Miscellaneous.   The  outstanding  shares  of  Common  Stock  of  Kentucky
     Utilities are fully paid and non-assessable.

     Under Kentucky and Virginia law, Kentucky Utilities may amend the Articles to increase, decrease or adjust its capital stock or any class thereof or otherwise amend any provision of the Articles or any amendment thereto, in the manner permitted by law, subject, however, to the limitations prescribed in the Articles; and all rights conferred on stockholders in the Articles or any amendment thereto are subject to the foregoing.

     The Transfer Agents of the Common Stock are Illinois Stock Transfer Company, Chicago, Illinois, and Harris Trust and Savings Bank, Chicago, Illinois; and the Registrar is Harris Trust and Savings Bank, Chicago, Illinois.







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